SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Dated: November 13, 2002	By:	/s/ Nancy C. Gardner —————————

16 October 2002

REUTERS GROUP THIRD QUARTER REVENUE STATEMENT

o	Group revenue for the third quarter fell 7% to £855 million; Reuters core declined 3% to £716 million and Instinet dropped 25% to £141 million.

o	Reuters core revenue declined 8% on an underlying basis with recurring revenue down 5.7% and outright revenue down 38%.

o	Underlying recurring revenue expected to fall 6% to 7% in second half of 2002 as market conditions worsen.

o	Reuters reaffirms 2002 full year operating margin guidance of 12% before restructuring, despite declining revenue.

o	For 2003, recurring revenue anticipated to decline 7% to 9% in the first half; an improvement in margin in 2003 is difficult to forecast at this time.

o	Product improvements on track; Reuters Messaging and new version of 3000 Xtra launched.

Tom Glocer, Reuters Group Chief Executive, said: “Our customers are enduring the toughest market conditions for decades, and recent weeks have seen further sharp declines. Despite the resulting revenue falls, particularly in our outright software business, we are confident that we will achieve our margin improvement target for 2002 by continuing to reduce costs faster than the decline in our revenues.

“Looking ahead, we see market conditions worsening as financial services firms retrench still further. As a result, we expect our recurring revenue to decline by between 7% and 9% in the first half of next year. With outright revenue particularly volatile and in the absence of clear visibility beyond the first half, we are unable to predict an improvement in margin in 2003. In this environment, we will continue our strong focus on managing down our cost base.

“Reuters is financially strong, and we are making good progress in our business transformation. We are strengthening our competitive position with new products and service improvement and reshaping the core business to be leaner and more efficient, with a view to longer term margin improvement.”

Group

Reuters Group revenue for the third quarter of 2002 declined 7% to £855 million from £920 million in the comparable period in 2001. After adjusting for the impact of acquisitions (principally Bridge) and currency movements, underlying revenue fell 11%. Currency movements, and in particular the weaker US dollar, contributed 2% to the overall decline in Reuters Group revenue in the quarter.

Reuters core revenue, excluding Instinet and joint ventures, declined by 3% to £716 million. Underlying revenue was down 8% as financial services firms cut their information and technology spend in response to depressed capital markets. Recurring revenue, which makes up 91% of Reuters core revenue, fell 5.7%, within the range forecast for the second half of 2002.

Instinet, which is now 63% owned by Reuters Group, saw revenue decline by 25% to £141 million, and by 24% on an underlying basis. The acquisition of Island ECN, completed on 20 September, has positioned the company to compete effectively as Nasdaq launches its new trading platform, SuperMontage. Instinet’s share of volume in Nasdaq-listed equities rose to 21% prior to the merger with Island ECN. Combined market share was about 34% in the two weeks following the merger.

Reuters (excluding Instinet)

Revenue by Customer Segment

Revenue from Treasury was £244 million, down 3% on an underlying basis, and down 5% on an actual basis due to currency movement. Revenue from Treasury information products grew 4%, with strong sales of 3000 Xtra partially offsetting a 7% decline in revenue from conversational Dealing that reflected customer consolidation and branch closures. Outright revenue was down 44% to £10 million due to customer reluctance to commit to IT investment in the current environment. Longer-term trends for Treasury solutions sales are more positive with customers under pressure to improve their risk and credit management systems – areas where Reuters continues to invest. Usage revenue from Treasury broking services was up 5% in underlying terms as increased volatility in foreign exchange markets increased activity in spot and forwards matching.

Revenue from Investment Banking and Brokerage (IBB) was £203 million, up 3% on an actual basis due to the addition of revenue from Bridge, but down 15% on an underlying basis. Activity in both equity and fixed income markets slowed markedly during the third quarter. The headcount reductions that are taking place, particularly in larger global investment banks, have led to cancellations of 2000/3000 series information products which were partially offset by growth in revenue from 3000 Xtra. The 47% decline in outright revenue reflects project cancellation and deferral. In the first quarter of 2003, Reuters plans to launch Reuters Knowledge, the first of a series of next generation products which are designed to expand its user base and to lower operating costs for both Reuters and its customers.

Asset Management revenue was unchanged at £163 million after including revenue from Bridge. Revenue from this customer segment held up well in the first half of 2002 but came under pressure in the third quarter, showing a 7% underlying decline. Equity assets under management in the industry decreased as markets fell and as investors shunned poor fund performance in favour of more secure investments. As a consequence, asset management firms are engaging in heavy cost cutting including headcount reductions. Recurring revenue was down 5% on an underlying basis while outright revenue was down 31% in the quarter. The continuing focus on reducing costs and enhancing performance amongst Reuters asset management customers offers opportunities for Reuters in areas such as trade order management integration and Lipper fund performance data services.

Revenue from the Corporates and Media customer segment was £106 million. Underlying revenue fell 6%, after adjusting for closures and disposals. Media recurring revenue fell by 8% due to cancellations of services by online customers over the last 12 months. This decline was partially offset by the resilience of television and pictures services. The downturn in global IT spending has weakened demand for industry research with recurring revenues down 11% from this activity.

Revenue by type

Recurring revenue from subscription products declined by 2% to £654 million, and on an underlying basis declined by 5.7%. Recurring revenue trends have been similar to those experienced in the first half with access declines being partially offset by increases in the average revenue per access.

Revenue from high tier information products, which include 3000 Xtra, was down 4%, while numbers of accesses fell 12%. Revenue per high tier access increased 10% due to the successful migration to 3000 Xtra at a higher price point. At the end of the third quarter, 76% of all 3000 Xtra sales had been installed, reflecting both a significant pick-up in the installation rate (5,300 installed in the third quarter compared to an average of 4,100 in the first two quarters) and a small reduction in the net number of units sold (65,000 at the end of September compared to 67,000 at the end of June). Forward momentum on 3000 Xtra sales and installations is expected in the fourth quarter.

Recurring revenue from all other sources, including domestic information products, solutions revenue (software rental, maintenance and datafeeds) and exchange fees fell 7% on an underlying basis. Cancellations of domestic information products were partially offset by a limited decline of 3% in the more resilient datafeeds revenue and an increase in maintenance revenue from trade and risk management solutions. Costs passed through to customers accounted for 14% of revenue, the same percentage as in the equivalent quarter last year.

Outright revenue from the solutions and consulting businesses was £31 million, off 38% on both an actual and underlying basis. Customers deferred, and in some cases cancelled, solutions and consulting projects because of budget cutbacks and the weak trading outlook. Performance was weakest in the US, the UK and in Northern Europe while revenues in Asia increased by 30% over the equivalent quarter last year.

Usage revenue from Reuters transaction products rose by 85% to £31 million due to the inclusion of Bridge Trading. On an underlying basis, usage revenue rose 11% on increased volatility in foreign exchange markets, which generated higher use of Reuters matching services.

Products

Reuters is focusing on a number of key initiatives to improve its competitive position and grow new revenue streams.

The latest version of 3000 Xtra has been launched with major improvements in ease of use, navigation, data displays and trading and communication functionality. In addition, investment in customer support and training through the addition of new staff has been maintained in line with original plans despite a worsening of market conditions.

Reuters Messaging was launched on 14 October, with some 1,100 firms in 84 countries registered to use the service. Over 25,000 individuals have already joined the Reuters Messaging community.

Reuters is developing a suite of new products built on its next generation technical architecture. These technologies, derived from the Reuters Business Transformation programme and Bridge acquisition, bring the benefit of lower cost installation, administration and operation to both Reuters and its customers.

Cost Savings

Reuters has maintained an aggressive internal focus on reducing operating costs faster than the decline in its revenues. The rate of cost reduction accelerated in the third quarter compared to the first half of the year and Reuters expects to exceed its cost reduction target for the current year.

Instinet

Revenue from Instinet fell 25% to £141 million at actual rates and was down 24% on an underlying basis. Higher share volumes during the third quarter were offset by a decrease in average pricing reflecting Instinet’s drive to compete more aggressively for trading volumes. Volumes rose to 26.5 billion US equity shares traded through Instinet from 19.2 billion in the previous quarter and 15.6 billion in the third quarter last year. Average daily share volume in Nasdaq-listed stocks rose 40% from the previous quarter, versus a decline of 7% in overall market volume in Nasdaq-listed stocks.

Reuters Group’s stake in Instinet is now 63% following the merger of Instinet and Island ECN in September. Instinet, under the leadership of Ed Nicoll, is now focusing on extracting the significant cost synergies made possible by the merger of the two businesses and on providing customers with the opportunity to interact with the combined liquidity pools of Instinet and Island.

Instinet’s third quarter financial results, announced yesterday, included a pre-tax, non-cash charge of US$552 million for impairment of goodwill. This charge is based on the application of an impairment test prescribed by US Generally Accepted Accounting Principles (GAAP), and eliminates all goodwill from Instinet’s 30 September balance sheet.

Reuters Group will incorporate the results, if any, of its review of impairment of these and other assets in its 31 December 2002 financial statements. Any resulting impairment under UK GAAP would be substantially less than the charge under US GAAP as a result of the US requirement to record goodwill resulting from the acquisition of Island ECN based on the Instinet share price at the date of the announcement of the transaction as opposed to the date of completion as required by UK GAAP.

Instinet reported a net loss of US$528.4 million for the third quarter, as reported under US GAAP. Excluding the goodwill impairment charge, net investment results, a restructuring charge together with the related tax effects, pro forma operating profit was US$3.0 million. Instinet’s annualised fixed cost base was down 24%. At 30 September Instinet had net cash of approximately US$572 million after allowing for the payment of the special dividend.

Prospects

Over the past few weeks, the outlook for the financial services industry has weakened. As a result, Reuters now expects underlying recurring revenue to decline in the second half by 6% to 7%, compared to the 5% to 6% range first forecast in April.

Outright sales have weakened as customers have deferred or cancelled IT projects. Outright revenue for the year is now expected to decline by around 20%.

Reuters has accelerated its cost reduction initiatives as the revenue outlook deteriorated. As a result, Reuters continues to forecast a 2002 core operating margin of 12%, before the net impact of restructuring.

Reuters anticipates that market conditions will deteriorate further such that recurring revenue is expected to decline by between 7% and 9% in the first half of 2003. With outright revenue particularly volatile and in the absence of clear visibility beyond the first half of next year, Reuters is unable to predict an improvement in margin in 2003. In this environment, Reuters will continue to manage its cost base tightly.

Reuters remains financially strong and is strengthening its competitive position and reshaping its business to be leaner and more efficient, with a view towards longer-term margin improvement.

End

REUTERS GROUP REVENUE ANALYSIS - NINE MONTHS TO 30 SEPTEMBER 2002

	Nine months to 30 September		% Change		Year to 31 December
	2002 £m	2001 £m	Actual	Underlying	2001 £m

Recurring	679	686	(1%)	(1%)	909
Outright	37	46	(17%)	(16%)	90
Usage	41	42	(3%)	1%	55

Treasury	757	774	(2%)	(1%)	1,054

Recurring	572	552	4%	(10%)	764
Outright	30	48	(39%)	(38%)	71
Usage	48	2	n/a	64%	23

Investment Banking and Brokerage	650	602	8%	(12%)	858

Recurring	488	442	10%	(2%)	612
Outright	21	30	(29%)	(28%)	42
Usage	3	0	n/a	100%	1

Asset Management	512	472	9%	(3%)	655

Recurring	320	338	(5%)	(2%)	450
Outright	14	6	106%	119%	12
Usage	5	7	(32%)	(14%)	13

Corporates and Media	339	351	(4%)	0%	475

Recurring	2,059	2,018	2%	(4%)	2,735
Outright	102	130	(21%)	(20%)	215
Usage	97	51	90%	1%	92

Reuters	2,258	2,199	3%	(5%)	3,042
Instinet	442	670	(34%)	(36%)	854

	2,700	2,869	(6%)	(12%)	3,896

Share of joint ventures revenue	79	77	2%	5%	105
Intra group revenue	(7)	(9)	(22%)	(21%)	(11)

Gross revenue	2,772	2,937	(6%)	(11%)	3,990

Less share of joint ventures revenue	(79)	(77)	2%	5%	(105)

Group revenue	2,693	2,860	(6%)	(12%)	3,885

Note: share of joint ventures revenue excludes amounts invoiced to Reuters by Radianz

REUTERS GROUP REVENUE ANALYSIS - THREE MONTHS TO 30 SEPTEMBER 2002

	Three months to 30 September		% Change
	2002 £m	2001 £m	Actual	Underlying

Recurring	221	225	(2%)	0%
Outright	10	19	(44%)	(44%)
Usage	13	14	(3%)	5%

Treasury	244	258	(5%)	(3%)

Recurring	179	178	1%	(12%)
Outright	10	18	(48%)	(47%)
Usage	14	1	n/a	(17%)

Investment Banking and Brokerage	203	197	3%	(15%)

Recurring	154	151	2%	(5%)
Outright	8	12	(30%)	(31%)
Usage	1	0	n/a	n/a

Asset Management	163	163	0%	(7%)

Recurring	100	115	(13%)	(8%)
Outright	3	1	106%	107%
Usage	3	2	43%	90%

Corporates and Media	106	118	(11%)	(6%)

Recurring	654	669	(2%)	(6%)
Outright	31	50	(38%)	(38%)
Usage	31	17	85%	11%

Reuters	716	736	(3%)	(8%)
Instinet	141	188	(25%)	(24%)

	857	924	(7%)	(11%)

Share of joint ventures revenue	28	26	7%	17%
Intra group revenue	(2)	(4)	(50%)	(45%)

Gross revenue	883	946	(7%)	(10%)

Less share of joint ventures revenue	(28)	(26)	7%	17%

Group revenue	855	920	(7%)	(11%)

Note: share of joint ventures revenue excludes amounts invoiced to Reuters by Radianz

Contacts

Investors — UK Miriam McKay miriam.mckay@reuters.com	Tel: +44 (0) 20 7542 7057

Press — UK Peter Thomas peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 4890

Investors and press — USA Nancy Bobrowitz nancy.bobrowitz@reuters.com	Tel: +1 646-223-5220

Note to editors

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, corporates and individuals. Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity. Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality. Reuters Group has 18,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 150 countries, making Reuters the world’s largest international multimedia news agency. In 2001, Reuters Group had revenues of £3.9 billion.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

21 October 2002

Reuters Announcement - Media Speculation

London - Following recently announced changes to the board of directors of Reuters Group, there has been speculation in the media concerning the selection of a new Chairman to succeed Sir Christopher Hogg.  Reuters confirms that no such decision has been taken or is currently planned.

ENDS

Contacts:

Yvonne Diaz     Tel: + 44 20 7542 2615
Corporate Communications — London Mobile: +44 7990 560 615
yvonne.diaz@reuters.com

Nancy Bobrowitz     Tel: +1 646 223 5220
Corporate Communications — NY Mobile: +1 917 662 9279
nancy.bobrowitz@reuters.com

Note to Editors

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

21 October 2002

Ed Kozel

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

REUTERS GROUP PLC

2)  Name of director

Mr Ed Kozel

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Named in 2 above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Ed Kozel

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Not applicable

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share purchase

7)  Number of shares/amount of stock acquired

20,000 ADRs

8)  Percentage of issued class

Less than 1%

9)  Number of shares/amount of stock disposed

Not applicable

10)  Percentage of issued class

Not applicable

11)  Class of security

ADRs

12)  Price per share

$16.37

13)  Date of transaction

Friday 18 October 2002

14)  Date company informed

Saturday 19 October 2002

15)  Total holding following this notification

20,000 ADRs

16)  Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

not applicable

18)  Period during which or date on which exercisable

not applicable

19)  Total amount paid (if any) for grant of the option

not applicable

20)  Description of shares or debentures involved: class, number not applicable

21)  Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise not applicable

22)  Total number of shares or debentures over which options held following this notification not applicable

23)  Any additional information

not applicable

24)  Name of contact and telephone number for queries

Mrs Elizabeth Maclean 020 7542 6706

25)  Name and signature of authorised company official responsible for making this notification

Ruth Yeoman 020 7542 3838

Date of Notification – 21st October 2002

21 October 2002

Charles James Francis Sinclair

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

REUTERS GROUP PLC

2)  Name of director

Charles James Francis Sinclair

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles James Francis Sinclair

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Not applicable

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale from a single company non-discretionary PEP

7)  Number of shares/amount of stock acquired

Not applicable

8)  Percentage of issued class

Not applicable

9)  Number of shares/amount of stock disposed

962 shares

10)  Percentage of issued class

Less than 1%

11)  Class of security

Ordinary shares

12)  Price per share

£2.628

13)  Date of transaction

11 September 2002

14)  Date company informed

21st October 2002

15)  Total holding following this notification

32,100 ordinary shares

16)  Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

not applicable

18)  Period during which or date on which exercisable

not applicable

19)  Total amount paid (if any) for grant of the option

not applicable

20)  Description of shares or debentures involved: class, number not applicable

21)  Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise not applicable

22)  Total number of shares or debentures over which options held following this notification not applicable

23)  Any additional information

not applicable

24)  Name of contact and telephone number for queries

Mrs Elizabeth Maclean 020 7542 6706

25)  Name and signature of authorised company official responsible for making this notification

Ruth Yeoman 020 7542 3838

Date of Notification – 21st October 2002

28 October 2002

Reuters rejects Intentia’s allegations

LONDON – Reuters, the global information, news and technology group, today reiterated its rejection of allegations by the Swedish company Intentia International AB claiming that Reuters used illegal means to obtain information about its third quarter 2002 financial results.

Reuters states there is no substance to the allegations that it made an illegal entry to Intentia’s IT systems.  Reuters Stockholm News Bureau accessed Intentia’s own public website and found information on Intentia’s results ahead of its scheduled release time.  This information was not accessed from a private or password-protected site, but from the public Internet.

Geert Linnebank, Reuters Editor in Chief, said, “As one of the world’s leading news organisations, Reuters is in the business of informing the market with breaking news stories using all the tools at its disposal, but doing so in a legitimate, ethical manner with journalistic integrity.”

ENDS

Contacts:

Peter Thomas     +44 20 7542 4890
Director, Corporate Communications
peter.v.thomas@reuters.com

Yvonne Diaz     +44 20 7542 2615
Public Relations Director
yvonne.diaz@reuters.com

Note to Editors:

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.